UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of January 2012

Commission File No.:  333-159793

TELESAT CANADA
(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):Yes  ☐ No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A.

Receipt of Insurance Proceeds

In December 2011, Telesat received insurance proceeds of US$132.7 million from its insurers with respect to the claim Telesat filed for the failed deployment of the north solar array on Telstar 14R/Estrela do Sul after its launch in May 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA

Date: January 17, 2012	By:	/s/ CHRISTOPHER S. DIFRANCESCO
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary